Filed by Zapp Electric Vehicles Group Limited Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CIIG Capital Partners II, Inc. Commission File No.: 001-40802 Investor Presentation March 2023

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL INVESTORS AS DEFINED BELOW), AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This presentation relates to a proposed business combination (the “Business Combination”) between Zapp Electric Vehicles Limited (“Zapp”), Zapp Electric Vehicles Group Limited (“PubCo”) and CIIG Capital Partners II, Inc. (“CIIG II”). This presentation has been prepared for use by Zapp, PubCo and CIIG II and is intended solely for investors that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and eligible institutional investors outside the U.S. (such as, in the EU, eligible counterparties and professional clients each as defined in Directive 2014/65/EU, as amended) for the purposes of familiarizing such investors with PubCo, Zapp and CIIG II in connection with the proposed Business Combination. Further, this presentation is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the “EEA”), are persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (“Qualified Investors”); and (B) if in the United Kingdom, are Qualified Investors who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (B) and (C) together being “Relevant Persons”). This presentation must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with, (i) Relevant Persons in the United Kingdom; and (ii) Qualified Investors in any member state of the EEA. For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, any oral presentation of the slides by members of management of Zapp or CIIG II or any person on their behalf, any question-and-answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation. By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation. This presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of PubCo, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. None of PubCo, Zapp, CIIG II or their respective advisors or representatives or any of their respective affiliates accept any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or the opinion expressed by the presenters. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate for such purpose. Further, past performance is not necessarily indicative of future results You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The merit and suitability of an investment in PubCo, Zapp or CIIG II should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related advice prior to making an investment. 1

Disclaimer (Cont’d) This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp, PubCo, CIIG II, or any of their respective affiliates. This presentation does not purport to contain all of the information that may be required to evaluate the contemplated Business Combination or any investment in any security of PubCo, Zapp, CIIG II or any of their respective affiliates and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation is intended to present background information on PubCo, Zapp and CIIG II, their business and the industry in which they operate and is not intended to provide complete disclosure upon which an investment decision could be made. This presentation shall remain the property of Zapp. Zapp reserves the right to require the return of this presentation (together with any copies or extracts thereof) at any time. By its acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, or employees will copy, reproduce, or distribute to others this presentation, in whole or in part, at any time without the prior written consent of Zapp and that it will keep confidential all information contained herein or otherwise obtained from Zapp. Any unauthorized distribution or reproduction of any part of this presentation may result in a violation of the Securities Act. Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, PubCo, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of PubCo, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of PubCo, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities. 2

Disclaimer (Cont’d) The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by PubCo, CIIG II or a successor thereto from time to time with SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this presentation represent the views of Zapp, PubCo and CIIG II and Zapp as of the date of this presentation. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, PubCo and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, PubCo nor CIIG II gives any assurance that Zapp, PubCo or CIIG II will achieve its expectations. The inclusion of any statement in this presentation does not constitute an admission by Zapp, PubCo or CIIG II or any other person that the events or circumstances described in such statement are material. Additional Information and Where to Find It In connection with the Business Combination, PubCo filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of PubCo, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II's stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II's stockholders to be held to approve the Business Combination (and related matters). PubCo and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, PubCo, CIIG II and the Business Combination. Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II's website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021 and in the proxy statement / proxpectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section. Financial Information The financial information and data contained in this presentation has not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X promulgated under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement on Form F-4 to be filed relating to the Business Combination and the proxy statement/prospectus contained therein. 3

Disclaimer (Cont’d) Industry and Market Data In this presentation, Zapp, PubCo and CIIG II rely on and refer to certain information, estimates and statistics obtained from third-party sources. You are cautioned not to give undue weight to such estimates. None of Zapp, PubCo and CIIG II have independently veriﬁed the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of Zapp, PubCo and CIIG II or their respective affiliates guarantee the accuracy, completeness, timeliness, or availability of any information. None of Zapp, PubCo and CIIG II or their respective affiliates, or any third parties that provide information to Zapp, PubCo and CIIG II or their respective affiliates, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. Zapp, PubCo and CIIG II may have supplemented such information where necessary, taking into account publicly available information about other industry participants and Zapp’s management’s best view as to information that is not publicly available. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, Zapp, PubCo and CIIG’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the ™, SM © or l symbols, but Zapp, PubCo and CIIG will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. None of PubCo, Zapp, CIIG II or their respective affiliates give any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this presentation, the recipient will be deemed to have acknowledged and agreed to the foregoing. 4

Transaction Overview § Zapp, headquartered in the UK, designs and sells high-performance two- wheel electric vehicles § CIIG Capital Partners II, Inc. ( CIIG2 ) has approximately $294 million of cash in trust as of September 30, 2022 Overview § On November 22, 2022, Zapp and CIIG2 entered into a business combination agreement § Transaction expected to close in the first half of 2023 § Post-closing, Zapp’s ordinary shares will be listed on Nasdaq under the ticker ZAPP Peter Cuneo Michael Minnick Gavin Cuneo § It is intended that 100% of existing Zapp shareholders will roll over their Executive Chairman Co-CEO Co-CEO equity and, assuming no redemptions and full rollover, own 59% of the pro Capital forma equity of the combined company § Highly complementary skillset of both operating and financial 1 § Net of transaction expenses, Zapp is expected to receive $274 million to fund Structure expertise with decades-long industry and investing experience 2 growth, assuming no redemptions § Proven value creation credentials across a variety of sectors and leadership in diverse situations § Public market CEO and CFO experience § Unique long-term orientation: committed to supporting and § Transaction implies a fully-diluted pro forma enterprise value of $573 million, guiding target companies with the goal of generating assuming no redemptions and full rollover Valuation attractive investment returns over time § Represents an attractive entry relative to the electric vehicle peer group 1) Subject to certain adjustments in accordance with the merger agreement. 5 2) Zapp is expected to receive $39 million, net of transaction expenses, assuming an illustrative 80% redemptions.

facing) Unique Investment Opportunity 1 1| Large and Growing (~$130bn ) Global Powered-Two-Wheeler (“P2W”) Market Strong organic and replacement demand for electrification in largely underpenetrated EV two-wheeler market provides attractive opportunity 2| Innovator in High-Value Electric “Urban Motorcycle” Category Created a new P2W category by doing a ground-up design for an original and all-new vehicle architecture to maximize the benefits of EV technology 3| Portable and Powerful Battery Pack Technology Differentiated approach to battery packs addresses concerns with range anxiety and charging network – removable light weight battery packs can be charged via any standard 220V/110V wall socket 4| Highly Innovative Exoskeleton Architecture Innovative exoskeleton architecture lowers weight and creates simplified, efficient and low-cost assembly 5| Low Capital Requirements Aiming to Achieve Near-Term Positive Free Cash Flow Strategic partnerships with a major Asian contract manufacturer (Summit Group) and receivables financing provider (EXIM Bank) 6| Diversified and Experienced Management Management team brings together proven entrepreneurs and professionals with deep domain expertise and thought leadership 1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures. 6

Taking Advantage of the Double Momentum P2W Market is Currently ~$130bn and Growing, with Faster Transition to EVs 1 $224 Market value ($bn) 8% CAGR $130 76m units 2 54m units ICE Market 13% CAGR $64 EV Market $27 2022 2029 EV Penetration 21% 29% 1) Source: Fortune Business Insights. 7 2) Internal Combustion Engine.

EVP2W Companies within Pure-Play EV Landscape Largely Untapped ~$130BN Electrification Opportunity Two-Wheel Market Highly Fragmented EV Markets 1 TAM (2022): ~$130BN Passenger Vehicles 3 High Utility Regional Global Commercial Vehicles 2 2 Moderate-Performance High-Performance 3 Moderate Utility Note: Logos are select publicly traded pure-play EV players in respective categories. 1) Source: Fortune Business Insights. TAM figure includes internal combustion engine vehicles and represent 2022 figures. 2) Based on 0-30 mph acceleration. Below 3 seconds is considered as high-performance vehicles. 3) Based on vehicle form factor (step-through / step-over), battery portability, ease of charging, maneuverability and customization. 8

COMPANY HIGHLIGHTS 9

Board of Directors Independent Board with Proven PLC and Global Business Track Record Tony Posawatz Swin Chatsuwan Jeremy North Independent Chair Director Director Former GM Executive, Current Director of Lucid President of Zapp CEO of Zapp Kenneth West Patricia Wilber Maj. Gen. Patchara Rattakul Edouard Meylan Independent Director Independent Director Independent Director Director Former CFO of Marvel Entertainment Former CMO of Disney Europe CEO of Haadthip PLC, Coca-Cola Partner in Thailand CEO of H. Moser & Cie.

Team Zapp Experienced Entrepreneurs and Professionals with a Strong Track Record Tony Posawatz Swin Chatsuwan Jeremy North Chairman Founder & CEO Co-founder & President Dave Sturgeon Warin Thanathawee David McIntyre Kiattipong Arttachariya Chief Commercial Officer Chief Financial Officer Co-founder & Chief Design Officer Co-Founder & Chief Strategy Officer Simon Noone Kitti Khongkhatthanyakorn Belinda Vinke Pongsatorn Sukhum Head of Europe Product & Supply Chain Manager Chief Brand Officer Chief Technology Officer 11

Zapp at a Glance: Key Achievements to Date Highly Experienced Team Delivered Results In-Time and On-Budget Point-of-Sales rollout mobilized i300 won multiple design Contract Manufacturing Agreement (Approx. 200 reseller awards signed applications received worldwide) Received 4 E-Mobility Awards 2017 2019 2020 2021 2022 i300 proof-of-concept unveiled Receivables financing obtained i300 unveiled to Pilot Production Completed and well-received by automotive business press 1 / SOP Ready press 12 1) Start of Production.

PRODUCT DIFFERENTIATION 13

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Unique Product Positioning Zapp’s First Product Positioned by High-Design, Lifestyle/Quality Proposition, as Solution for Advanced Urban Mobility Riders Delivery/Utilitarian Proposition Lifestyle/Quality Proposition High-priced Leisure Proposition Characteristic Zapp’s first product : § Obsolete performance and dynamics § Non-removable or heavy-removable batteries § Reliance on designated charge points or swapping kiosks Livewire Livewire Trend § With rising income in emerging markets, consumers demand higher specification lifestyle products Zero Zero Characteristic Vespa Elettrica § Expensive Super Soco § Non-removable batteries § Heavy step-over form-factor less suitable for urban mobility use-case Gogoro § Multiple design-award-winning, all-new architecture Silence § Superior performance relative to P2V peers Trend § No designated charging network needed - can be § Sophisticated mature market consumers demand charged via 220V/110V wall socket downsizing with no performance compromises Niu 15 Typical Pricing

Fit for Purpose, Great Value for Performance 0-30 mph Vehicle Power Removable Removable 1 (0-48 km/h) Brand Model Price EU Presence Weight (Peak) Battery Battery Weight Acceleration 264 lbs 13 lbs 2.3sec 14kW $7,107 ✔ ✔ (120 kg) (6 kg) 431 lbs 3.1 sec 60kW $17,995 ✔ - - (195 kg) Del Mar 510lbs 2.6 sec 31kW $14,180 ✔ - - (231 kg) CE 04 287lbs n/a 4kW $7,949 ✔ - - (130 kg) Elettrica 319lbs 88 lbs 3.9 sec 9kW $4,737 ✔ ✔ (145 kg) (40 kg) S02 24 lbs 209lbs n/a 3.0kW $3,999 ✔ ✔ (95 kg) (11 kg) NQiGT/S 271lbs 20 lbs 3.7sec 7.6kW $3,377 - ✔ (123 kg) (9 kg) Supersports 1) Based on MSRP listed in respective manufacture's website. If MSRP information is not available, the data comes from E-Scooter.Co. i300 price is based on €6,900 and converted to USD by applying exchange rate of EUR/USD = 1.03 as of November 16 14, 2022.

Zapp’s Unique Positioning in Battery Pack Solutions High Performance Independent Battery Pack Solution Designed for Urban Use Non-Removable Battery EVP2W Brands Removable Battery EVP2W Brands Swapping-Dependent EVP2W Brands Gogoro 3 SBMC ~ 88 Network ~ 24 21 ~ 18 ~ ~ 13 Del Mar 6 to 8 ~ 7 6 ~ 5 ~ ~ 4 1 ~ * Logos represent selected brands in respective consortiums. CE 04 ~ 14 9 ~ ~ 3 3 ~ ~ 2 Elettrica i300 Muvi NQI GTS S02 FLEX Zapp offers best portable-pack solution Infrastructure dependent Kiosk network reliant 1) Zapp’s charging time when using Zapp’s fast charger. Muvi’s charging time is based on 54.6v 10A dual charger. Other brands do not specify types of chargers used. 17 2) Zapp’s and Silence’s power represent peak output. Other brands do not specify definition of power. 3) Swappable Battery Motorcycle Consortium. Battery Power Charging 2 1 Weight (lbs) (kW) Time (Hr)

Select Media Coverage Patent-Pending Innovative Exoskeleton Benefits § Reduces overall components “That re-imagination starts with a lightweight composite body and alloy exoskeleton that § Simplifies manufacturing assembly contributes to the i300's total weight of just 200 pounds § Lowers weight and center-of-gravity § Integrates brand’s design DNA “It’s got an exoskeleton which houses all its battery and motor tech, and shows off the company’s design language rather neatly Company § Higher margins due to fewer parts “To envision the i300, think of a Vespa with a battery, electric motor and more aggressive § Readily scalable styling Consumer 1 § Better handling § Allows flexible storage 1) Low center-of-gravity allows higher maneuverability and Innovative True Load-Bearing Exoskeleton better handling. 18 Basis of Zapp’s Design DNA

Eliminate Range Anxiety, Charge Anywhere Unique Independent, Ultra-Lightweight Portable Dual Battery Packs that Operate Independently Key Customer Benefits 1 Charge Anywhere Performance Portable Mounted Underfoot • Clears space under seat for • Quick charge time: ~40 • 13lbs (6kg) • Uses any standard 220V/110V storage minutes from 20% to 80% wall socket • Two provided with vehicle • Lowers center-of-gravity for • Very long-life cycle: 2,000 • No swapping at kiosks • Fits into backpack or briefcase better handling cycles • No designated charging • Easy to carry network needed • No at-home wall charging equipment necessary 1) Testing done at the battery cell level, using 0.5c change and 1c discharge. Charging from 20% - 80% charge. 19

Sustainable High-Performance Urban Mobility Step-Over (motorcycle) Performance in Step-Through (scooter) Form Factor Superbike Acceleration 0-30 mph (0-48 km/h) in 2.3 sec, 0-60 mph (0-97 km/h) in 5.0 sec Superbike Specifications High-torque special IPM e-motor, upside down forks, 4-piston caliper ABS brakes, pushrod coil-over mono- swingarm rear suspension Gen-2 Sustainability Low battery cells architecture, no-oven-no-autoclave low-energy manufacture carbon or bio composite bodywork options, low micro-plastic emission tyres, EV regen, canvas seating major parts in plastic Charge Anywhere! Unique charging solution with ultra-lightweight (13lbs / 6kg) portable battery pack that can be charged via any standard 220V / 110V wall socket 20

Gen-2 Sustainability Strong Emphasis on Full-Cycle Sustainability Designed for fewer components and simplified assembly process Bodywork from composites with green-to-make Design materials § NONA-carbon fiber composite § Bio-Flax composite § Ocean-recycled plastic Battery Batteries can be refurbished Sourcing Second Use for second use at end of life Low number of Manufacturing End of life Substantially all components components and assembly recyclable at end-of-life steps 21

Longer-Term Product Roadmap Future Product Platforms Aim to Fill All Key Targeted Segments with Differentiated Attributes Mid-Term Long-Term Current Smaller, more affordable in emerging markets 2 2 i300 i125 i100 Gen-2 green, high design, Smaller version of i300 Key Selling Features Gen-2 green, high design, affordability very high performance but with all key attributes Vehicle Weight 264 lbs (120 kgs) 176 lbs (80 kgs) 132 lbs (60 kgs) Power/Torque 14kW/84Nm max 7kW/50Nm max 4kW/30Nm 1 Price Points €6,900-8,400 €6,000 €4,500 1) Before local grants and benefits. For i300, base model starts from €6,900. 2) Currently under development and final specifications may change. 22

MANUFACTURING / SUPPLY CHAIN 23

Balance Sheet-Light Business Model Zapp’s Balance Sheet-Light, Export Credit, Multiplier Model - Unique Amongst Pure-Play EV Players Customer orders i300 online via Zapp website Zapp generates purchase order Zapper picks up and delivers (PO) to Summit i300 to customer in locale PO is shared with EXIM Through the partnership with Summit and EXIM, Zapp is able to grow flexibly with significantly less capital expenditure and working capital amounts compared to EV players manufacturing vehicles in-house EXIM issues Letter of Summit procures components and Credit to Summit to start assembles bikes and exports them production to destination ports 24

Zapp’s Design For Manufacturing (DFM) Designed-In Maximization of EV Drivetrain and Exoskeleton Innovation to Change Manufacturing Paradigm Assembly Components Assembly Time Only 82 Only 165 <30 1 Steps Components Minutes De-Risk Manufacturing and Procurement Complexity Optimize Manufacturing Process Competitive 2,000 Up to 150 200+ 2 3 ICE 2W Components Steps Minutes 1) Expected cycle time of assembly process by Summit when production scale is ramped up. 2) Internal Combustion Engine. 25 3) Refers to BMW assembly process of its motorcycle manufacturing.

Flex Manufacturing Through Simplified Assembly 4-Station, Non-Belt Production Line Capability to Achieve High Efficiency and Yield Station 1 Station 2 Station 3 Station 4 Chassis Mechanical Electrical Bodywork Capacity 2 1 Summit’s pre-existing capacity of 215,000+ ft can be allocated to Zapp and could yield 300K units/year Flexibility to Increase or Decrease Volumes with no Minimum Commitments 1) Estimated capacity by 2026. 26

Blue Chip Suppliers Strategic Partners Provide Ease of Scalability Components from Blue Chip Suppliers Through Premium-Quality Proprietary and Custom Components Summit Exo- Battery Composite skeleton Packs Bodywork Assembly Logistics Sea General Assembly Inland Freight Alloy Swing-Arm Wheels 27

Manufacturing Outsourced to Global Tier-1 Firm Summit Group is a Large, Established Automotive Manufacturers in SE Asia § Over 50 years of manufacturing know-how in automotive space § Ability to produce its own tooling and R&D combined with periodic production enhancements § All factories have passed IATF 16949:2016 (the latest standard in the industry) § 8 locations with over 6,500 employees in Thailand plus additional facilities in Japan, China, Indonesia, Vietnam and India Summit’s Value-Add Other Key Customers 1| Capacity for Zapp 1 300,000 units per year with potential for more 2| Tooling Limited capex requirement from Zapp 3| Resources Top Contract Manufacturers in Experienced / well-trained manufacturing labor Thailand 4| Logistics Expertise in product export to different global regions 5| Warranty Consumer product warranty contracted 1) Estimated capacity by 2026. 28

Manufacturing Capacity Enabled by Contract Manufacturing and Receivables Financing Basis Summit Capacity Expansion Roll-Out 2023 2024 2025 2026 for Zapp 2 Factory Floor Space (ft ) 5,380 53,800 107,600 215,200 Assembly line 1 6 10 10 Manpower 14 42 65 80 Type of Process Fully Manual Process Partially Automated Process Capacity per year 10,000 100,000 200,000 300,000 Partnership with Summit Allows Capital Efficient Manufacturing. We are SOP Ready 29 Note: Annual capacity figures do not represent the company's projections.

GO-TO-MARKET STRATEGY

Initial Target Markets Initial target markets have sizable annual P2W sale volume and massive number of ICE P2Ws in circulation Spain France Italy 1 P2W Market Sizes in Target Markets in 2021 (#of Vehicles Sold Annually in Units) 166,513 206,955 269,600 2 Existing Population of P2W in Circulation (To be Replaced by EV) in Each Country 5,393,239 3,034,000 8,720,733 31 1) Motorcycle and scooter production volume in 2021. Source: ACEM Statistical Release and other public sources. 2) Motorcycle on road population from the latest available various sources.

Fast-Growing Markets for Electric Motorcycles EV motorcycle sales in EU almost doubled in 2022 § EV motorcycle sales grew 88% from 2021, 1 New Motorcycle Registrations in Largest European Markets gaining higher portion in the total motorcycle sale in Europe 2022 EV Sales Growth in 906,953 Zapp’s Initial Target Markets 926,396 862,756 43,484 18,007 23,084 +58% +126% +83% 2020 2021 2022 Electric ICE 1) Source: ACEM 32

Favorable Regulatory Tailwinds for EV Adoption More and more cities, especially in Europe, are implementing fossil fuel prohibition and penalties for ICE P2W Low Emission Zone Target Year for ICE Affecting ICEP2W Vehicle Ban 2021-2025 2030 Rome 2021 Barcelona Berlin Bristol 2022 Copenhagen Oxford 2022 Heidelberg Madrid London 2023 Oslo Rotterdam Paris 2024 Warsaw Amsterdam 2025 INCENTIVES FOR EV ADOPTION Athens 2025 • Financial incentives Brussels 2025 • Non-financial incentives Milan 2025 33

Omni Sales Channels to Maximize Volume Growth Retail Point of Sales (Agency Model) Full-stack E-Commerce System Authorized Resellers Online Resellers / Influencers § Serve as a physical retail point-of-sales (POS) for § Allows the company to broaden reach to its e- § All sales channels are driven to Zapp’s full stack e- some customers who want human contact commerce platform commerce platform § Approx. 200 applications submitted by Authorized § The configurator allows upselling to prospective Resellers globally customers per their personalization preferences Our First Paris Showroom Zapp Portable Battery 34

Drop-Ship-Direct-To-Customer Dealership Model Eliminated § Eliminates the dealership model and allows Zapp to control a high-quality user experience, including fixed pricing § Complements the personalization strategy, avoids inventory build-up, both at the POS and at Zapp, as part of our asset-light model Customer Orders Production / Assembly Logistics Delivery Zapp Vehicle § All orders, direct and via channels, § Purchase orders are passed through § Vehicles are shipped via sea- § A ‘Zapper’ is an independent are executed online via a single to EXIM Bank and Summit container to our hubs, where delivery and service agent who e-commerce platform ‘Zappers’ complete the pre-delivery performs delivery using our § Orders are then expected to take § Consumer financing expected to be inspection, and customer purpose-designed ‘Zapper vans’ approx. 3 weeks to fulfill available documentation 35

After-Sales Care Through Our Zappers “We Come to You” Branded Zapper Vans Expected to Operate After-Sales Care as well as Initial Deliveries to Customers Who are Zappers? § Zapp franchised and trained technicians § Zapper vans expected to be owned and operated by individual franchisees § Fully-equipped van designed by Zapp including full tool set and spare parts inventory 36

TRANSACTION OVERVIEW 37

Transaction Overview Key Transaction Terms Redemption Scenarios 2 Illustrative Pro Forma Valuation 0% 80% § Transaction expected to result in approximately $274 million of cash Share Price $10.00 $10.00 Pro Forma Shares Outstanding (mm) 85.2 62.2 (assuming 0% redemptions) or $39 million (assuming 80% redemptions) Pro Forma Equity Value $852 $622 added to Zapp’s balance sheet to fund its business plan 3 (+) Existing Net Debt (5) (5) 4 (-) New Cash to Balance Sheet (274) (39) § Earn-out of 8.5 million shares outstanding at close to be issued to existing Pro Forma Enterprise Value $573 $578 Zapp shareholders vested equally assuming pro forma share prices of $12, Illustrative Sources and Uses $14 and $16 per share equaling or exceeding for any 20 trading days during Sources a 30 day consecutive trading period CIIG Cash in Trust $294 $59 Zapp Equity Rollover 500 500 Total Sources $794 $559 § No minimum cash condition Uses Zapp Equity Rollover $500 $500 Cash to Balance Sheet 274 39 1 5 Illustrative Post-Transaction Ownership Fees & Expenses 20 20 Total Uses $794 $559 2 0% Redemptions 80% Redemptions 8% 10% Note: Capital structure is subject to certain adjustments in accordance with the merger agreement. 9% Zapp Shareholders 1) Excluding earn-out of the existing Zapp shareholders and deferred founder shares. Does not reflect the impact from potential dilution from CIIG warrants or the issuance of any equity awards that may be CIIG Public Shareholders issued at or after the closing of the transaction. 34% 2) Redemption scenarios are illustrative. 59% CIIG Founder Shares 3) Projected balance as of February 2023. 4) New Cash to Balance Sheet is calculated based on CIIG’s cash in trust value of $294 million as of 80% September 30, 2022. 5) Fees and expenses are preliminary and subject to confirmation. 38

Key Takeaways Highly Differentiated and Innovative Products § Portable and powerful battery pack technology addresses range anxiety § Exoskeleton architecture provides consumers great value and high performance Capital Efficient Manufacturing and Operation § Zapp does not need to build manufacturing facility and hire factory employees due to Summit partnership § Simple manufacturing process avoids complex and expensive machining § Receivable financing with EXIM Bank provides ongoing commitment for order book Aiming to Achieve Near-Term Positive Free Cash Flow § Contract manufacturing arrangement with Summit removes manufacturing overhead cost § Agency go-to-market strategy and utilization of Zappers expected to provide favorable operating leverage Zapp’s Business Model is Designed to Reduce Execution Risk and the Transaction Provides Attractive Valuation Entry Point to Investors 39

Thank you Design-Led Electric Personal Urban Mobility Solutions 40

APPENDIX 41

Risk Factors The risks presented below are certain of the general risks related to PubCo’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by PubCo, its affiliates or by third parties with the SEC. These risks speak only as of the date of the presentation, and neither PubCo nor CIIG II Capital Partners II, Inc. (“CIIG II”) have any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to PubCo in connection with and following the consummation of the business combination with CIIG II (the “Business Combination”) are described above under “Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks, any investor presentation prepared in connection with such investment or any other statement, representation or warranty made by any person, firm or corporation. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in PubCo, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Unless the context otherwise requires, in this document, “PubCo” refers to Zapp Electric Vehicles Group Limited and its subsidiaries, “Zapp” refers to Zapp Electric Vehicles Limited and its subsidiaries and “we,” “us” or “our “refer to the business of Zapp prior to the consummation of the Business Combination, which will be the business of PubCo following the consummation of the Business Combination. Risks Related to Zapp’s Business and Industry § We are an early-stage company with a history of losses and expect to incur significant expenses and losses for at least the near and medium term. We may not achieve or maintain profitability in the future. § We are a new entrant into an early-stage industry. As we scale and expand our business, we may not be able to adequately control the costs of our operations. § The global P2W market is highly competitive. Specifically, the EVP2W sector is rapidly growing and our products and services are and will be subject to strong competition from a growing list of established and new competitors. § Our future growth and success are highly dependent upon consumers’ adoption of, and their demand for EVP2Ws and our battery solutions in a sector that is generally competitive, cyclical and volatile. § Our business and prospects depend significantly on our ability to build the Zapp brand and consumers’ recognition, acceptance, and adoption of the Zapp brand. We may not succeed in continuing to maintain and strengthen the Zapp brand. § We may experience delays in the design, manufacture, production, and launch of our vehicles, which could harm our business, prospects, financial condition and operating results. § We may be unable to develop and manufacture vehicles of sufficient quality, and on schedule and scale, that would appeal to a large customer base. § If we fail to achieve unit sales expectations, our business, prospects, financial condition and operating results could be adversely impacted. § Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. § As we continue to grow, we may not be able to effectively manage our growth, including with respect to our design, research, development and maintenance capabilities, which could negatively impact our brand and financial performance. § The relationship of the UK and the EU could impact our ability to operate efficiently in certain jurisdictions or in certain markets. § Our receivables financing credit line with Thai EXIM, which we will use to finance customer orders is cancellable by Thai EXIM at any time, and we may be unable to secure financing at similar rates. § We depend on suppliers, including critical and single sourced suppliers, to deliver components according to schedules, prices, quality, and volumes that are acceptable to us. We may be unable to effectively manage these suppliers. Uncertainties in the global economy may negatively impact suppliers and other business partners, which may interrupt the supply chain and require other changes to operations. These and other factors may adversely impact revenues and operating income. 42

Risks Related to Zapp’s Business and Industry (Cont’d) § Increases in costs, as a result of inflation or otherwise, disruption of supply or shortage of materials, in particular for lithium-ion battery cells and electronics subcomponents could harm our business. § Leveraging contract manufacturers, including Summit, to manufacture our vehicles is subject to risks, including costs, manufacturing footprint, and manufacturing capabilities. If we are unable to maintain a relationship with Summit to manufacture our vehicles, our manufacturing costs may be adversely affected. § We do not yet have a distribution network and do not have experience distributing directly to consumers. If we are unable to establish or maintain relationships with resellers or other retail partners or our authorized resellers or other retail partners are unable or ineffective in establishing or maintaining relationships with customers for our vehicles, our business may be adversely affected. § Our ability to attract, train and retain executives and other qualified employees, including key members of management, is critical to our business, results of operations and future growth. § We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us. § We may face challenges in expanding our business and operations internationally and our ability to conduct business in markets may be adversely affected by legal, regulatory, political, and economic risks. § If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business. § If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry or are subject to negative publicity, then our business, prospects, financial condition and operating results may suffer materially. § Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand, and other factors. § We collect and process certain information about our customers and their vehicles and are subject to various privacy and consumer protection laws. § If we fail to offer high-quality customer service covering the delivery and after-sales care of our vehicles, or fail to maintain a superior customer support experience, our business and reputation will suffer. § Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in current and future enabling and competitive technologies, including alternatives to electricity as a fuel source, may adversely affect the demand for our vehicles. § Our business may suffer if our products or features contain defects or fail to perform as expected. We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business, and results of operations. § We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business. § Vehicle retail sales depend heavily on affordable interest rates, credit risk, and availability of credit for vehicle financing and a substantial increase in interest rates or decrease in availability of credit could materially and adversely affect our business, prospects, financial condition and operating results. § Our vehicles make use of lithium-ion battery cells; lithium-ion battery cells have been observed to catch fire or vent smoke and flame, which could, among other things, cause harm to others, result in property damage and reputational damage, and subject us to lawsuits that could have a negative effect on our financial condition and the battery’s range and life will deteriorate with usage and time. 43

Risks Related to Zapp’s Business and Industry (Cont’d) § We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. § Our insurance coverage strategy may not be adequate to protect us from all business risks. § We may be involved in legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition. § We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation. § We and our supply chain partners are subject to numerous regulations. Unfavorable changes to, or failure by us, or our supply chain partners to comply with these regulations could substantially harm our business, prospects, financial condition and operating results. § We are or may be subject to risks associated with strategic alliances or acquisitions, which could require significant management attention, disrupt the business, dilute shareholder value and adversely affect our operating results. § Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations. § We have identified significant deficiencies in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. § Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business. § Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition. § As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results. § We may seek to obtain future financing through the issuance of debt or equity, and such financing may not be available on commercially reasonable terms or at all, which may have an adverse effect on our shareholders or may otherwise adversely affect our business. § We may grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses. § We may be unable to complete ESG initiatives, in whole or in part, which could lead to less opportunity for us to have ESG investors and partners and could negatively impact ESG-focused investors when evaluating our business. § Certain data and information in this presentation were obtained from third-party sources and were not independently verified by us. Accordingly, you should not place undue reliance on such information. 44

Risks Related to Zapp’s Business and Industry (Cont’d) § Our business prospects, financial condition and operating results may be adversely affected by pandemics (including COVID-19) and epidemics, natural disasters, actual or threatened war (including the conflict in Ukraine), terrorist activities, political unrest, and other outbreaks. § We may need to defend ourselves against intellectual property right infringement claims, which may be time- consuming and would cause us to incur substantial costs. We may incur significant costs and expenses in connection with protecting and enforcing its intellectual property rights, including through litigation. § If we are unable to maintain, protect or enforce our rights in our proprietary technology, brands or other intellectual property, our competitive advantage, business, financial condition and results of operations could be harmed. § Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services, and subject us to possible litigation, claims or proceedings. § We will depend initially on revenue generated from one model of the EVP2W, and in the foreseeable future, we will continue to be significantly dependent on a limited number of models. § The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EVs or the imposition of new or additional regulations, including local, municipal or country-specific regulations, on EVs or components contained in our vehicles could have a material adverse effect on our business, prospects, financial condition and operating results. § Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. Dollars. Risks Related to Ownership of PubCo Securities § Nasdaq may not list the PubCo Ordinary Shares, which could limit investors’ ability to transact in PubCo Ordinary Shares and could subject PubCo to additional trading restrictions. § Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions. § The market price and trading volume of the PubCo Ordinary Shares may be volatile and could decline significantly following the Business Combination. § We do not know whether a market will develop for the PubCo Ordinary Shares or what the market price of the PubCo Ordinary Shares will be and, as a result, it may be difficult for holders of PubCo Ordinary Shares to sell their PubCo Ordinary Shares. § There will be material differences between your current rights as a holder of CIIG II Class A Common Stock and the rights one will have as a holder of PubCo Ordinary Shares, some of which may adversely affect you. § Upon completion of the Business Combination, CIIG II stockholders will become PubCo shareholders, CIIG II warrant holders will become holders of PubCo Public Warrants and the market price for the PubCo Ordinary Shares may be affected by factors different from those that historically have affected CIIG II securities. § We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless. § PubCo Public Warrants will become exercisable for PubCo Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders. § If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about PubCo, its share price and trading volume could decline significantly. § The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members. 45

Risks Related to Ownership of PubCo Securities (Cont’d) § PubCo will be an “emerging growth company” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo’s Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including its growth prospects. § PubCo will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such PubCo is exempt from certain provisions applicable to United States domestic public companies. § Zapp currently reports and PubCo will report financial results under IFRS, which differs in certain significant respect from U.S. GAAP. § As an exempted company incorporated in the Cayman Islands, PubCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if PubCo complied fully with the Nasdaq corporate governance listing standards. § You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the law of the Cayman Islands, PubCo conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. § The Amended PubCo Articles that will be in effect upon the Closing will designate the Cayman Islands as the exclusive forum for certain litigation that may be initiated by PubCo’s shareholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit PubCo’s shareholders’ ability to obtain a favorable judicial forum for disputes with PubCo. § It is not expected that PubCo will pay dividends in the foreseeable future after the Business Combination. § If PubCo Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust § Company, then transactions in the PubCo Ordinary Shares may be disrupted. § Pursuant to the Founder’s rights under the Director Nomination Agreement, the Founder will be able to maintain the ability to nominate a majority of the directors to PubCo’s board of directors for so long as the Founder maintains certain investment thresholds. Risks Related to CIIG II and the Business Combination § CIIG II may not be able to complete its initial business combination within the prescribed time frame, in which case it would cease all operations except for the purpose of winding up and it would redeem its public shares and liquidate, in which case its public stockholders would receive their pro rata portion of the Trust Account and its warrants will expire worthless. § If a stockholder fails to receive notice of CIIG II’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. § You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss. § The Sponsor and CIIG II’s directors, officers, advisors or their affiliates may elect to purchase shares from Public Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of CIIG II Class A Common Stock. § Each of the IPO Underwriters were to be compensated in connection with the Business Combination but have instead waived such compensation and disclaimed any responsibility for this proxy statement/prospectus. § If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of CIIG II Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 46 15% of CIIG II Class A Common Stock.

Risks Related to CIIG II and the Business Combination (Cont’d) § CIIG II may not have sufficient funds to consummate the Business Combination. § If, before distributing the proceeds in the Trust Account to the Public Stockholders, CIIG II files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against CIIG II that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of CIIG II’s stockholders and the per-share amount that would otherwise be received by CIIG II’s stockholders in connection with CIIG II’s liquidation may be reduced. § CIIG II’s stockholders may be held liable for claims by third parties against CIIG II to the extent of distributions received by them upon redemption of their shares. § CIIG II’s stockholders cannot be sure of the market value of the PubCo Ordinary Shares to be issued upon completion of the Business Combination. § The process of taking a company public by means of a business combination with a SPAC is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors. § Beginning in January 2022, there has been a precipitous drop in the market values of growth-oriented companies. Accordingly, securities of growth companies such as Zapp may be more volatile than other securities and may involve special risks. § Securities of companies formed through SPAC mergers such as ours may experience a material decline in price relative to the share price of the SPAC prior to the merger. § The PubCo Ordinary Shares to be received by CIIG II’s stockholders as a result of the Business Combination will have different rights from shares of CIIG II Common Stock. § CIIG II’s Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote. § The exercise of discretion by CIIG II’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of CIIG II stockholders. § CIIG II’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders. § The Sponsor and CIIG II’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/ prospectus is a part. § Subsequent to the completion of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment. § CIIG II’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management. § CIIG II’s and Zapp’s ability to consummate the Business Combination, and the operations of PubCo following the Business Combination, may be materially adversely affected by the coronavirus (COVID-19) pandemic. § The securities in which CIIG II invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Stockholders may be less than $10.15 per share. § Cyber incidents or attacks directed at CIIG II could result in information theft, data corruption, operational disruption and/or financial loss. § Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination. 47

Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination § There may be tax consequences of the Business Combination that adversely affect holders of Public Shares and Public Warrants. § IRS may not agree that PubCo (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes. § The IRS may take the position that Section 367(a) of the Code requires a U.S. holder to recognize gain (but not loss) with respect to the exchange of CIIG II Common Stock for PubCo Ordinary Shares pursuant to the Business Combination. § If a U.S. person is treated as owning at least 10% of PubCo Ordinary Shares, such person may be subject to adverse U.S. federal income tax consequences. § If PubCo were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of PubCo Ordinary Shares or PubCo Public Warrants could be subject to adverse U.S. federal income tax consequences. 48

About CIIG Capital Partners II, Inc

CIIG Capital Partners II, Inc. (“CIIG II”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited (“Zapp”) is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (“DTC”) experience called drop-ship-direct-to-customer (“DSDTC”)                . Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed initial business combination (the “Business Combination”) between Zapp, CIIG II and Zapp Electric Vehicles Group Limited (“Pubco”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (ix) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive electric vehicle industry, (xiii) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xiv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xv) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvi) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business

Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s final prospectus filed with the SEC on September 14, 2021 and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.